C3 Bullion, Inc.
January 9, 2024

Division of Corporation
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Kate Beukenkamp

Re: C3 Bullion, Inc.. Offering Statement on Form 1-A, as amended,
Filed December 5, 2023, File Number 024-12367

Dear Ms. Beukenkamp,

We are confirming that the staff of the U.S. Securities and Exchange Commission (the Commission) will not review the above captioned Offering Statement on Form 1-A, as amended (the Offering Statement), of C3 Bullion, Inc. Further to discussions with our counsel, we respectfully request that the above referenced Offering Statement be declared qualified by the Commission at 12:00 PM Eastern Time, Wednesday, January 10, 2024, or as soon thereafter as possible.

Per your request, we have successfully filed a complete offering package by coordination in person in the State of Colorado (attached) and will advise of further state filings via NASAA made digitally and executed legal opinions and consents are also filed by amendment.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that-

1. Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing
2. The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and
3. The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such qualification by a telephone call to James R. Simmons, Simmons Associates, Ltd., the Company s legal counsel at
(401) 272-5800 office or (401) 952-5858 cell. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company s Offering Statement be sent to the Company via email at mark@c3bullion.com.

Respectfully submitted,

Christopher Werner,
Chairman and CEO

C3Bullion, Inc.
875 N. Michigan Avenue, Suite 3100
Chicago, IL 60611
Tel: 920-207-0100
support@C3Bullion.com and www.C3Bullion.com